Exhibit 99.2
press release

ArcelorMittal launches ‘XCarb™ innovation fund’

17 March 2021 11:30 CET

ArcelorMittal (‘the Company’) today announces it is launching the ‘XCarb™ innovation fund’, which anticipates investing up to $100 million annually in companies developing technologies with the potential to support and accelerate the transition to net zero carbon steelmaking. The fund is a part of ArcelorMittal’s wider XCarb™ sustainability initiative launched today to drive progress towards carbon neutral steel.

To be eligible for funding, companies must be developing directly applicable, commercially scalable technologies that offer strong potential to decarbonise the steelmaking process.

The fund will be governed by an investment committee, comprising senior executive management members from functions and segments across the Company’s global operations and chaired by the CEO.

The ‘XCarb™ innovation fund’ will invest in a diversified portfolio of companies to ensure it captures the best and most important technologies under development.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“Having set a target of reaching net zero by 2050, progressing our efforts to reduce the carbon intensity of the steel we produce is central to our long-term strategy. The heart of these efforts lie in the work we are undertaking to develop and deploy several breakthrough steelmaking technologies.  We believe these can make carbon-neutral steelmaking a reality. Deployment of the technologies is progressing well, with industrial scale pilot plants scheduled to commence production next year.

“The fund we have launched today adds an exciting, complementary new element to our CO2 technology strategy. We will be seeking to support emerging companies that are pioneering new potentially transformative technologies. It is a further sign of our commitment to aiding the development of technologies which can help to support the decarbonisation of our company and our industry.”

ENDS